                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

         HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
         ---------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   44913S 10 2
                                 --------------
                                 (CUSIP Number)

                                James F. Mosier,
                     Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                         875 Prospect Street, Suite 301
                               La Jolla, CA 92037
                                 (858) 456-6022
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                          April 10, 2003; May 16, 2003
             ------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 44913S 10 2           AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

            PICO Holdings, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS):                                      (a) [X]

                                                               (b) [ ]
3.    SEC USE ONLY:


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:               18,569,280 shares
8.    SHARED VOTING POWER:                   None
9.    SOLE DISPOSITIVE POWER:          18,569,280 shares
10.   SHARED DISPOSITIVE POWER:              None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            18,569,280 shares

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            55.6%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            CO; HC

CUSIP NO. 44913S 10 2           AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

            Citation Insurance Company

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS):                                      (a) [X]

                                                               (b) [ ]
3.    SEC USE ONLY:


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                         None
8.    SHARED VOTING POWER:                       None
9.    SOLE DISPOSITIVE POWER:                    None
10.   SHARED DISPOSITIVE POWER:                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            None

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            0.0%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

CUSIP NO. 44913S 10 2           AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13D

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

            Physicians Insurance Company of Ohio

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS):                                      (a) [X]

                                                               (b) [ ]
3.    SEC USE ONLY:


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS):

            Not applicable

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                     [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER:                         None
8.    SHARED VOTING POWER:                       None
9.    SOLE DISPOSITIVE POWER:                    None
10.   SHARED DISPOSITIVE POWER:                  None

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            None

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            0.0%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

            IC

Item 1. Security and Issuer.

      This Amendment No. 10 to Schedule 13D ("Amendment No. 10") relates to the shares of Common Stock, $.001 par value (the "HyperFeed Shares"), of HyperFeed Technologies, Inc., a Delaware corporation formerly known as PC Quote, Inc. ("HyperFeed"). The address of the principal executive offices of HyperFeed is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606.

Item 2. Identity and Background.

      The persons filing this Amendment No. 10 are PICO Holdings, Inc. ("Holdings"), Physicians Insurance Company of Ohio ("Physicians") and Citation Insurance Company ("Citation"), which are members of a group.

      A. Holdings is a California insurance and investment holding company which is the parent of Physicians and Citation. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

      The directors of Holdings include:

            (i) S. Walter Foulkrod, III, Esq., whose business address is Foulkrod Ellis Professional Corporation, Attorneys at Law, 1800 Linglestown Road, Suite 305, Harrisburg, Pennsylvania 17110. Mr. Foulkrod is an attorney and the owner of one-third of the issued and outstanding capital stock of Foulkrod Ellis Professional Corporation, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

            (ii) Richard D. Ruppert, MD, whose residence address is 3314 Pelham Drive, Toledo, Ohio 43606. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.

            (iii) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of each of Holdings and Physicians and Chairman of the Board, President and Chief Executive Officer of Citation. Mr. Hart is a citizen of the United States.

            (iv) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Board of each of Holdings and Physicians. Mr. Langley is a citizen of the United States.

            (v) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

            (vi) Carlos C. Campbell, whose business address is 11530 Links Drive, Reston, Virginia 20190-4821. Mr. Campbell is President of C.C. Campbell & Co., a business consulting firm. Mr. Campbell is a citizen of the United States.

            (vii) Robert R. Broadbent, whose business address is Tower City Center, 700 Terminal Tower, Cleveland, Ohio 44113-2204. Mr. Broadbent is a retail consultant. Mr. Broadbent is a citizen of the United States.

      The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

            (i) Richard H. Sharpe, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Sharpe serves as Chief Operating Officer of each of Holdings, Physicians and Citation. Mr. Sharpe is a citizen of the United States.

            (ii) Maxim C. W. Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Chief Financial Officer and Treasurer of Holdings and Citation. He is a citizen of Great Britain.

            (iii) James F. Mosier, Esq., whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Mosier serves as General Counsel and Corporate Secretary of each of Holdings and Physicians and Secretary of Citation. He is a citizen of the United States.

      There is no controlling shareholder of Holdings.

      B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is One Easton Oval, Suite 530, Columbus, Ohio 43219-6091. Physicians is a wholly-owned subsidiary of Holdings.

      The directors of Physicians are S. Walter Foulkrod, III, Esq.; Richard D. Ruppert, MD; John R. Hart; Ronald Langley; and John D. Weil. Each of their backgrounds has been described in Item 2(A) of this Amendment No. 10.

      The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

            (i) Richard H. Sharpe, whose background is described in Item 2(A) of this Amendment No. 10.

            (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, One Easton Oval, Suite 530, Columbus, Ohio 43219-6091. Ms. Althauser serves as Vice President, Claims of Physicians. She is a citizen of the United States.

            (iii) J. Steven Bricker, whose business address is Physicians Insurance Company of Ohio, One Easton Oval, Suite 530, Columbus, Ohio 43219-6091. Mr. Bricker serves as Controller and Treasurer of Physicians and as Controller and Assistant Treasurer of Citation. He is a citizen of the United States.

            (iv) James F. Mosier, Esq., whose background is described in Item 2(A) of this Amendment No. 10.

      C. Citation is a California-domiciled insurance corporation licensed to write property and casualty insurance in Arizona, California, Colorado, Hawaii, Nevada, New Mexico and Utah. Citation's business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Citation is a wholly-owned subsidiary of Holdings.

      The directors of Citation include:

            (i) John R. Hart, whose background is described in Item 2(A) of this Amendment No. 10.

            (ii) Ronald Langley, whose background is described in Item 2(A) of this Amendment No. 10.

            (iii) Richard H. Sharpe, whose background is described in Item 2(A) of this Amendment No. 10.

            The executive officers of Citation, in addition to Messrs. Hart and Sharpe, are:

            (i) Maxim C. W. Webb, whose background is described in Item 2(A) of this Amendment No. 10.

            (ii) James F. Mosier, Esq., whose background is described in Item 2(A) of this Amendment No. 10.

            (iii) J. Steven Bricker, whose background is described in Item 2(B) of this Amendment No. 10.

      D. During the last five years, none of Holdings, Physicians and Citation and, to the best knowledge of those corporations, no individual named in Item 2(A), Item 2(B) or Item 2(C) of this Amendment No. 10, has been convicted in a criminal proceeding.

      E. During the last five years, none of Holdings, Physicians and Citation and, to the best knowledge of those corporations, no individual named in Item 2(A), Item 2(B) or Item 2(C) of this Amendment No. 10, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Please see Item 4 of this Amendment No. 10.

Item 4. Purpose of Transaction.

      On April 10, 2003, Physicians sold to Holdings 745,769 HyperFeed Shares in a privately negotiated transaction. The aggregate purchase price for these HyperFeed Shares was $193,899.94, or $0.26 per share. Holdings used working capital to fund the purchase.

      On May 16, 2003, Holdings purchased 4,436,229 newly issued HyperFeed Shares from HyperFeed in a private placement. The aggregate purchase price paid by Holdings was $1,199,999.94, or approximately $0.2705 per share. Holdings used working capital to fund the purchase. On May 16, 2003, HyperFeed sold an aggregate of 824,399 additional HyperFeed Shares to certain of HyperFeed's officers and directors in the same private placement.

      On May 16, 2003, Citation sold to Holdings 581,674 HyperFeed Shares in a privately negotiated transaction. The aggregate purchase price for these HyperFeed Shares was $226,852.86, or $0.39 per share. Holdings used working capital to fund the purchase.

      On May 16, 2003, Citation also sold to Holdings a Common Stock Warrant, issued under date of December 18, 1998, covering 240,824 HyperFeed Shares. The purchase price paid by Holdings was $14,449.44, or approximately $0.06 per share covered by the Common Stock Warrant. Holdings used working capital to fund the purchase.

Item 5. Interest in Securities of the Issuer.

      (A) (B) Beneficial Ownership of HyperFeed Shares:

                                     HyperFeed Shares
                                       which may be
                                       Acquired upon        Total
                                        Exercise of        HyperFeed           Percent of Out-
                HyperFeed Shares        Common Stock      Shares Bene-        standing HyperFeed
Person (1)       Currently Held      Purchase Warrants   ficially Owned            Shares (2)
----------      ----------------     -----------------   --------------       ------------------
Holdings          15,463,117            3,106,163(3)        18,569,280               55.6%
Citation                   0                    0                    0                0.0%
Physicians                 0                    0                    0                0.0%

-------------------
(1) None of the directors or executive officers of Holdings, Citation or Physicians individually beneficially owns any HyperFeed Shares. The directors and executive officers of Holdings disclaim beneficial ownership of the HyperFeed Shares beneficially owned by Holdings.

(2) The percent of the outstanding HyperFeed Shares is based upon 30,291,317 HyperFeed Shares outstanding as of May 16, 2003, and the number of HyperFeed Shares that the person may acquire upon exercise of outstanding Common Stock Purchase Warrants.

(3) Includes 3,106,163 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrants beneficially owned directly by Holdings.

        (C) See Item 4 of this Amendment No. 10.

        (D) See Items 5(A) and 5(B) of this Amendment No. 10.

        (E) As of April 10, 2003, Physicians ceased to beneficially own any HyperFeed Shares. As of May 16, 2003, Citation ceased to beneficially own any HyperFeed Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Items 4, 5(A), 5(B) and 7 of this Amendment No. 10.

Item 7. Material to be Filed as Exhibits.

     Exhibit A -  Joint Filing Agreement, dated as of May 16, 2003, among PICO Holdings, Inc., Physicians Insurance Company of Ohio and Citation Insurance Company (Filed herewith)

     Exhibit B -  Common Stock Purchase Warrant covering 1,245,643 HyperFeed
                  Shares reissued to PICO Holdings, Inc. under date of December 18, 1998 (Incorporated herein by reference to Exhibit B to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit C -  Common Stock Purchase Warrant covering 1,378,872 HyperFeed
                  Shares reissued to Physicians Insurance Company of Ohio under date of December 18, 1998 (sold to PICO Holdings, Inc. effective September 30, 2000) (Incorporated herein by reference to Exhibit C to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit D -  Common Stock Purchase Warrant covering 240,824 HyperFeed
                  Shares reissued to Citation Insurance Company under date of December 18, 1998 (sold to PICO Holdings, Inc. on May 16,
                  2003) (Incorporated herein by reference to Exhibit D to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit E -  Common Stock Purchase Warrant covering 240,824 HyperFeed
                  Shares reissued to Sequoia Insurance Company under date of December 18, 1998 (sold to PICO Holdings, Inc. on June 18,
                  2002) (Incorporated herein by reference to Exhibit E to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia Insurance Company with the SEC on October 31, 2000)

     Exhibit F -  Certificate of Designations of Series A and Series B
                  Preferred Stock of PC Quote, Inc. (Incorporated herein by reference to Exhibit 3(d) to PC Quote, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998)

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2003                     PICO HOLDINGS, INC.


                                       By: /s/ James F. Mosier
                                          --------------------------------------
                                          James F. Mosier,
                                          General Counsel and Secretary


Date: May 21, 2003                     PHYSICIANS INSURANCE COMPANY OF OHIO


                                       By: /s/ James F. Mosier
                                          --------------------------------------
                                          James F. Mosier,
                                          General Counsel and Secretary


Date: May 21, 2003                     CITATION INSURANCE COMPANY


                                       By: /s/ James F. Mosier
                                          --------------------------------------
                                          James F. Mosier,
                                          Secretary

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the shares of Common Stock, $0.001 par value, of HyperFeed Technologies, Inc. beneficially owned by each of them and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings.

            IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 21th day of May, 2003.

                                       PICO HOLDINGS, INC.




                                       By: /s/ James F. Mosier
                                          --------------------------------------
                                          James F. Mosier,
                                          General Counsel and Secretary


                                       PHYSICIANS INSURANCE COMPANY OF OHIO


                                       By: /s/ James F. Mosier
                                          --------------------------------------
                                          James F. Mosier,
                                          General Counsel and Secretary


                                       CITATION INSURANCE COMPANY


                                       By: /s/ James F. Mosier
                                          --------------------------------------
                                          James F. Mosier,
                                          Secretary